

June 10, 2010

Richard J. Carbone
Executive Vice President
Prudential Financial, Inc.
751 Broad Street
Newark, New Jersey 07102

 Re: **Prudential Financial, Inc.**
 Form 10-K for the Fiscal Year Ended December 31, 2009
 Filed February 26, 2010
 File No. 001-16707

Dear Mr. Carbone:

 We have limited our review of your filing to those issues we have addressed in our comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

 Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. Where our comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comment. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

 After reviewing the information you provide in response to this comment, we may have additional comments and/or request that you amend your filing.

Notes to Consolidated Financial Statements, page 247
4. Investments, page 273

 1. Please revise your note disclosure to state the name of each person in which the total amount invested in the person and its affiliates exceeds 10% of your total stockholders' equity. Separately disclose the name and aggregate amount invested as recorded in your Consolidated Statements of Financial Position (e.g., amounts in fair value terms for available for sale securities, and amounts in amortized cost terms for held to maturity securities). In your revised disclosure, please address your concentration in Japanese government bonds that you reference on page 164. Refer to note (6) of Rule 7-03(a)(1) of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Staci Shannon, Staff Accountant, at (202) 551-3374 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have questions regarding the comment. Please contact me at (202) 551-3679 with any other questions.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant